Avid Bioservices, Inc.

2642 Michelle Drive, Suite 200

Tustin, CA 92780

Telephone: (714) 508-6100

Facsimile: (714) 838-9433

January 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Office of Healthcare & Insurance

Re:	Avid Bioservices, Inc.
Registration Statement on Form S-3
File No. 333-222548

Acceleration Request

Request Date: January 25, 2018

Request Time: 9:00 a.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avid Bioservices, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-222548) to become effective at 9:00 a.m. Eastern Time on January 25, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Michael A. Hedge of K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519.

Very truly yours,

AVID BIOSERVICES, INC.

/s/ Roger J. Lias, Ph.D.
Roger J. Lias, Ph.D.
President and Chief Executive Officer

cc:	Mark R. Ziebell, Avid Bioservices, Inc. Michael A. Hedge, K&L Gates LLP